Exhibit 12.2 Statements Re. Computation of Ratios

Potomac Electric Power Company

		For the Year Ended December 31,
	Three Months Ended March 31, 2009	2008	2007	2006	2005	2004
	(millions of dollars)
Net income	$19	$116	$125	$85	$165	$97

Income tax expense (a)	14	64	62	58	128	56

Fixed charges:
Interest on long-term debt, amortization of discount, premium and expense	26	95	86	77	83	83
Other interest	3	11	12	13	14	14

Total fixed charges	29	106	98	90	97	97

Income before income tax expense, and fixed charges	$62	$286	$285	$233	$390	$250

Ratio of earnings to fixed charges	2.14	2.70	2.91	2.59	4.04	2.57

Total fixed charges, shown above	29	106	98	90	97	97

Preferred dividend requirements, adjusted to a pre-tax amount	—	—	—	2	2	2

Total fixed charges and preferred dividends	$29	$106	$98	$92	$99	$99

Ratio of earnings to fixed charges and preferred dividends	2.14	2.70	2.91	2.54	3.94	2.53

(a)	Concurrent with the adoption of FIN 48 in 2007, amount includes interest on uncertain tax positions.